SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended March 2001	Commission file number 000-31645

BIRCH MOUNTAIN RESOURCES LTD.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA
(Jurisdiction of Incorporation or Organization)

3100, 205 - 5TH AVE. S.W., CALGARY, ALBERTA, CANADA T2P 2V7
(Address of Principal Executive Offices)

Telephone (403) 262-1838

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Total number of pages is 5
BIRCH MOUNTAIN RESOURCES LTD.
31st Floor, Bow Valley Square II
205-5th Avenue S.W.
Calgary, Alberta
T2P 2V7

VIA SEDAR

ALBERTA SECURITIES COMMISSION 19th Floor, 10025 Jasper Avenue Edmonton, Alberta, T5K 3Z5	CANADIAN VENTURE EXCHANGE, INC. 10th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4

BRITISH COLUMBIA SECURITIES COMMISSION
P.O. Box 10142 Pacific Centre
701 West Georgia Street
Vancouver, British Columbia V7Y 1L2

Dear Sir:

Re:  Birch Mountain Resources Ltd.
        MATERIAL CHANGE REPORT UNDER SECTION 118
        OF THE SECURITIES ACT (ALBERTA) AND SECTION 85
        OF THE SECURITIES ACT (BRITISH COLUMBIA)

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of Birch Mountain Resources Ltd. (the “Birch Mountain” or “Corporation”). For convenience, this letter is itemized in the same manner as Form 27 of the Securities Act (Alberta) and Securities Act (British Columbia), respectively.

Item 1 - Reporting Issuer

BIRCH MOUNTAIN RESOURCES LTD.
31st Floor, Bow Valley Square II
205 - 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

Item 2 - Date of Material Change

The material change occurred on March 20, 2001.

Item 3 - Publication of Material Change

A Press Release was issued on March 23, 2001.

Item 4 - Summary of Material Change

The Corporation received a report dated March 20, 2001, from the University of Calgary which independently confirms the occurrence of copper and iron nanoparticles in chain-of-custody rock from its Athabasca mineral property and in extract solutions independently prepared from this rock using a proprietary Birch Mountain extraction protocol. The report provides independent confirmation of a key element of the Company’s exploration model and extraction technology.

Item 5 - Full Description of Material Change

The Corporation received a report dated March 20, 2001, from the University of Calgary which independently confirms the occurrence of copper and iron nanoparticles in chain-of-custody rock from its Athabasca mineral property and in extract solutions independently prepared from this rock using a proprietary Birch Mountain extraction protocol. The report provides independent confirmation of a key element of the Company’s exploration model and extraction technology.

The rock used, channel sample SMSBM-4, was collected in the field by an independent consultant (“Consultant”) in May, 1999. Sample SMSBM-4 is one of seven samples collected from the walls of a 12 by 9 metre pit located approximately two kilometers northeast of the bridge crossing the Athabasca River along Highway 63 and four kilometers southeast of Fort McKay at location: UTM zone 12, 464143E, 6334562N (NAD 27). The pit is part of a larger excavation made to supply material for the construction of Highway 63.

The Consultant describes SMSBM-4 as follows:

                                                                        True
                                                                      Thickness
             Sample                   Type                              (cm)
________________________________________________________________________________

SMSBM-4                 Brown clay intercalated in limestone             130

The Consultant reported that sample preparation was done at different times at Lakefield Research, Lakefield, Ontario, and at XRAL Laboratories, Don Mills, Ontario. The pulverized rock sample was returned to the Consultant and recombined.

A split of pulverized rock sample SMSBM-4 was sent directly to Loring Laboratories Ltd. (“Loring”), Calgary, Alberta, by the Consultant. A 5 gram split of the unprocessed pulverized rock sample was sent directly to the Microscopy and Imaging Facility, University of Calgary, by Loring. Loring prepared solution extracts in duplicate from 30 gram splits of sample SMSBM-4 using an extraction protocol supplied by Birch Mountain and fresh reagents delivered directly to Loring by a chemical supplier. The solution extract was sent directly to the University of Calgary by Loring. The custody of all samples, reagents and extracts was maintained independent of Birch Mountain at all times.

Pulverized rock samples and solution extracts were analyzed by transmission electron microscope at the University of Calgary. A report prepared by the University of Calgary identified the two samples as follows:

        “Sample 1 was a flocculent from an extraction solution of SMSBM-4.”

        “Sample 2 was a pulverized rock sample, number SMSBM-4”.

The University of Calgary report concludes:

“Both Sample 1 and Sample 2 contain particles approximately 10-20 nm in size, composed of copper at levels that are at least an order of magnitude above the TEM instrument’s detectable limits. Two particles in SMSBM-4 also contain Fe.”

The abbreviation "nm" stands for "nanometer".

Birch Mountain reminds readers that the results reported here are not quantitative estimates of nanoparticle concentrations and can only be taken as independent confirmation of the presence of nanoparticles in rocks and solution extracts. The results do not address the concentrations of nanoparticles contained in either the rock or the solution extract.

Item 6

Not applicable.

Item 7 - Senior Officer

The name of a senior officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

Donald L. Dabbs, Chief Financial Officer and Vice President at (403) 262-1838.

The foregoing accurately discloses the material change referred to herein.

DATED this 23rd day of March, 2001.

Yours truly,

BIRCH MOUNTAIN RESOURCES LTD.

Per: "DONALD L. DABBS"
          DONALD L. DABBS
          Vice President and Chief Financial Officer

BIRCH MOUNTAIN RESOURCES LTD.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

BIRCH MOUNTAIN RESOURCES LTD.
April 3, 2001	By: /s/ Douglas Rowe Douglas Rowe President & Chief Executive Officer